Exhibit G (1)

 Audited Financial Statements for the Fiscal Years ended June 30, 1997 and
1998




INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                    Page
   Consolidated Financial Statements:                              Number

     Independent Auditors' Report

     Consolidated Balance Sheets at June 30, 1998 and 1997

     Consolidated Statements of Operations for the years ended June 30, 1998, 1997 and 1996

     Consolidated Statements of Changes in Shareholders'
     Equity for the years ended June 30, 1998, 1997
     and 1996

     Consolidated Statements of Cash Flows for the years ended June 30, 1998, 1997 and 1996

     Notes to Consolidated Financial Statements

All schedules have been omitted because the required information is not applicable or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.











INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
BioTechnica International, Inc.:


We have audited the consolidated financial statements of BioTechnica International, Inc. and subsidiary (the "Company") as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioTechnica International, Inc. and subsidiary as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.



                                        			KPMG PEAT MARWICK LLP
Indianapolis, Indiana
July 17, 1998



                       BIOTECHNICA INTERNATIONAL, INC.
                        CONSOLIDATED BALANCE SHEETS
                         (in thousands of dollars)

                                                   June 30,          June 30,
            ASSETS                                    1998              1997

Current assets:
  Cash and cash equivalents                        $   353           $   207
  Accounts receivable, less allowance for doubtful
     accounts of $97                                 9,458             7,068
  Inventories                                        7,761             8,330
  Prepaid expenses and other current assets            139               130
       Total current assets                         17,711            15,735

Net property, plant and equipment                    8,040             9,316

Goodwill and other assets, net                       7,879             8,385
     Total assets                                  $33,630           $33,436


    LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Borrowings under line of credit                  $ 7,700           $10,900
  Borrowings from affiliates-current                 3,600                --
  Accounts payable                                     489               721
  Accrued liabilities                                2,936             1,669
  Due to affiliates                                    244               115
     Total current liabilities                      14,969            13,405

Borrowings from affiliates long-term                 6,761             5,261
Other noncurrent liabilities                           431               295
     Total liabilities                             $22,161           $18,961

Shareholders' equity:
  Preferred stock, Class A, 900,000 shares
    Outstanding (involuntary liquidation value of
    $9 million at June 30, 1998 and 1997)           $    9          $      9
  Common stock, 103,094,737 and 104,094,737 shares
    outstanding at June 30, 1998 and June 30, 1997,
    respectively                                     1,031              1,041
  Additional paid-in capital                        20,823             20,823
  Accumulated deficit                              (10,299)            (7,303)
  Treasury stock                                       (95)               (95)
     Total shareholders' equity                    $11,469            $14,475

Commitments (note 12)

     Total liabilities and shareholders' equity    $33,630            $33,436



See accompanying notes to consolidated financial statement



                        BIOTECHNICA INTERNATIONAL, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (in thousands of dollars, except per share amounts)


                                   ---------Years Ended June 30,-----------
                                   1998              1997              1996
Net sales:
  Domestic                      $18,047           $17,004          $ 17,151
  Export-Affiliates               2,984             2,977             1,489
  Export-Other                      309               104               127
                                 21,340            20,085            18,767

Cost of goods sold               14,158            12,319            12,990

  Gross margin                    7,182             7,766             5,777

Operating expenses:
  Sales and marketing             4,710             4,163             4,203
  Warehouse and distribution      1,331             1,316             1,196
  General and administrative      2,677             2,569             2,473
  Amortization of goodwill          499               499               499
                                  9,217             8,547             8,371

     Operating loss              (2,035)             (781)           (2,594)

Other income (expense):
  Interest expense                 (966)             (880)             (832)
  Gain (loss) on disposition
      of fixed assets              (225)               13               405
  Other                             231               208               321


  Loss before income taxes       (2,995)           (1,440)           (2,700)

  Income tax expense (benefit)        1                 9               (15)

     Net loss                   $(2,996)         $ (1,449)         $ (2,685)

Net loss per common share       $  (.04)         $   (.02)         $  (0.03)



See accompanying notes to consolidated financial statements



                       BIOTECHNICA INTERNATIONAL, INC.
        CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 (in thousands of dollars, except share data)

                             Preferred Stock                        Additional
                           Class A Non-Voting    Common Stock         Paid-In
                           Shares   Par Value  Shares    Par Value    Capital
Balance June 30, 1995      700,000      $ 7  115,418,788   $1,154     $18,893

Issuance of Preferred
  Stock                    200,000        2           --       --       1,998
Net loss for Fiscal 1996        --       --           --       --          --

Balance June 30, 1996      900,000      $ 9  115,418,788   $1,154     $20,891

Repurchase of common shares     --       --  (11,324,051)    (113)        (68)

Net loss for Fiscal 1997        --       --           --       --          --

Balance June 30, 1997      900,000      $ 9  104,094,737   $1,041     $20,823

Net loss for Fiscal 1998        --       --           --       --          --

Repurchase of common shares     --       --   (1,000,000)     (10)         --

Balance June 30, 1998      900,000      $ 9  103,094,737   $1,031     $20,823

                                                                      Total
                                  Treasury Stock      (Accumulated Shareholders'
                                 Shares   Par Value      Deficit)     Equity
Balance June 30, 1995            (39,160)     $(95)      $(3,169)   $ 16,790

Issuance of Preferred Stock           --        --            --       2,000

Net loss for Fiscal 1996              --        --        (2,685)     (2,685)

Balance June 30, 1996            (39,160)     $(95)       (5,854)   $ 16,105

Repurchase of common shares           --        --            --        (181)

Net loss for Fiscal 1997              --        --        (1,449)     (1,449)

Balance June 30, 1997            (39,160)     $(95)      $(7,303)   $ 14,475

Net loss for Fiscal 1998              --        --        (2,996)     (2,996)

Repurchase of common shares           --        --            --         (10)

Balance June 30, 1998            (39,160)     $(95)     $(10,299)     11,469


See accompanying notes to consolidated financial statements


                        BIOTECHNICA INTERNATIONAL, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (in thousands of dollars)

                                                      Years Ended June 30,
                                                  1998        1997       1996
Cash Flow from Operating Activities:
  Net loss                                    $ (2,996)   $  (1,449) $ (2,685)
  Adjustments to reconcile net loss
     to net cash used in operating activities:
     Depreciation                                  940          954       903
     Amortization                                  499          499       499
     (Gain) loss on disposition of fixed assets    225          (13)     (405)

  Changes in assets and liabilities:
     Accounts receivable                        (2,390)         896      (186)
     Inventories                                   569       (2,354)      951
     Other assets                                   (2)          87        27
     Accounts payable and Accrued
       liabilities, and Due to affiliates      	 1,300	        (124)     (178)

  Net cash provided by (used in)
	  operating activities                         (1,855)      (1,504)   (1,074)


Cash Flow from Investing Activities:
  Acquisition of property, plant
     and equipment                                (130)        (600)   (1,527)
  Proceeds from asset sales                        241           65     1,078

 Net cash provided by (used in)
       investing activities                        111         (535)     (449)


Cash Flow from Financing Activities:
  Net borrowing(repayment) under line of credit (3,200)       2,400      (700)
  Proceeds (payment) of long-term debt
     to affiliates                               1,500        2,000    (2,065)
  Proceeds (payment) of short-term debt
     to affiliates                               3,600       (2,060)    2,175
  Payments on long-term debt and
     notes payable                                  --         (107)      (92)
  Repurchase of common stock                       (10)        (181)       --
  Issuance of Class A Preferred Stock               --           --     2,000

 Net cash provided by
       financing activities                      1,890        2,052     1,318

Net increase (decrease) in
         cash and cash equivalents                 146           13      (205)

Cash and cash equivalents at
    beginning of year                          $   207    $     194    $  399

Cash and cash equivalents at
    end of year                                $   353    $     207    $  194



See accompanying notes to consolidated financial statement




                            BIOTECHNICA INTERNATIONAL, INC.
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  Business
BioTechnica International, Inc. and its subsidiary, LG Seeds, Inc. (the "Company"), sell corn, soybean, alfalfa and other agricultural seed to dealers, distributors and farmers through its seed operations. The Company operates in a twelve-state region centered in the Midwestern United States. Sales are generally made on open account to customers. Because of the geographic concentration of the Company's customers in the Midwest, it is significantly dependent upon the weather and market conditions in its market areas. In addition, industry sales levels are dependent upon factors resulting from governmental agriculture policies and farm programs.

As of June 30, 1998, approximately 95% of the common stock and 100% of the Preferred Stock of the Company is owned by Limagrain Genetics Corporation ("LG Corp."), which is controlled by Groupe Limagrain Holding ("Limagrain") of Chappes, France.

B.  Principles of Consolidation
The consolidated balance sheets as of June 30, 1998 and 1997, and statements of operations for the three years ended June 30, 1998, include the Company and its wholly-owned subsidiary, LG Seeds, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

C.  Revenue Recognition
Sales of seed products are recorded upon shipment, reduced by a reserve for estimated returns and discounts.

D.  Research and Development Costs
Although the Company has no significant internal research and development effort, it has access to research conducted by LG Corp. and other Limagrain affiliates. The cost of this expertise is paid to LG Corp. in the form of royalties on products sold.

E.  Advertising
The Company expenses all advertising in the period incurred. Advertising expenses for Fiscal 1998, 1997, and 1996 were $166,000, $133,000, and $80,000, respectively.

F.  Cash and Cash Equivalents
Cash and cash equivalents consist of cash in banks and short-term investments with original maturities of three months or less.

G.  Inventories
Inventories consist primarily of seed products and supplies. Seed product inventory is valued at the lower of average cost by crop year or market. Supply inventory is valued at the lower of cost (using the first-in, first-out method) or market. Gains or losses, if any, on commodity hedging transactions are included as a component of inventory.

H.  Derivatives
The Company has contractual commitments with seed growers for payments based on the local commodity prices for soybeans and wheat. To mitigate the impact of fluctuations in commodity prices on inventory costs, the Company attempts from time to time to hedge these commitments by using Chicago Board of Trade futures contracts for the respective crops. The Company matches these futures contracts to its purchases of inventory, closing out the futures contracts as payments are made to the seed growers and recognizing the gains and losses as a component of the product cost in cost of sales. There were no open futures contracts at either June 30, 1998 or 1997.

I.  Property, Plant and Equipment
Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Depreciable lives for asset classes are:

                      Land improvements                 15 years
                      Buildings and improvements        15 to 32 years
                      Machinery and equipment           3 to 20 years




J.  Goodwill
Goodwill is being amortized using the straight-line method over a period of 20 years. The Company evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows.

K.  Income Taxes
The Company utilizes the asset and liability method of accounting for income taxes whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company files a Federal consolidated tax return with other corporations controlled by LG Corp. The related tax sharing agreement provides that consolidated Federal income tax is allocated among profitable companies. Companies with operating losses receive benefits in the future by effectively offsetting taxable income against prior operating losses.

L.  Loss Per Common Share
Loss per common share has been computed by dividing the loss applicable to common shareholders by the weighted-average number of common shares outstanding. Net loss has been increased by current year cumulative preferred stock dividends (whether or not declared) to arrive at loss applicable to common shareholders. The Company has no dilutive potential common shares.

M.  Fair Value of Financial Instruments
Carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and due to affiliates-current, approximate fair. The Company's borrowings under its Line of Credit are at variable interest rates tied to market rates and, accordingly, the Company considers the fair value to be the same as the carrying value. The estimated fair value of Borrowings from Affiliates-long-term, based on borrowing rates currently available to the Company on bank loans with similar terms and maturities would be $5,919,000.

N. Use of Estimates
Management of the Company has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles.
Actual results could differ from these estimates.

2.  INVENTORIES
Inventories at June 30, 1998 and 1997 are as follows:

                                                (in thousands of dollars)
                                                  1998              1997

     Finished seed                             $ 4,473           $ 4,666
     Unfinished seed                             2,594             2,955
     Supplies and other                            694               709
        Total inventories                      $ 7,761           $ 8,330

"Finished seed" consists of bagged product, ready for sale, net of reserves for obsolescence. "Unfinished seed" consists of bulk product not yet bagged and the cost associated with the seed crop planted in the spring of the applicable fiscal year. "Supplies and other" consists of foundation seed, unused bags, pallets and other supply items.

3.  PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment at June 30, 1998 and 1997 are as follows:

                                                (in thousands of dollars)
                                                  1998              1997

     Land and improvements                     $   577          $    768
     Buildings and improvements                  7,869             8,185
     Machinery and equipment                     5,399             5,312
     Construction in progress                       13                52
                                               $13,858           $14,317

     Less accumulated depreciation               5,818             5,001
       Net property, plant and
         equipment                             $ 8,040           $ 9,316



4. LOSS PER SHARE

Loss per share was calculated as follows:      (in thousands of dollars)

                                             1998          1997          1996

     Net loss                            $ (2,996)     $ (1,449)     $ (2,685)
     Current year cumulative preferred
         stock dividends (undeclared)        (675)         (675)         (608)
     Net loss available for common
         shares                            (3,671)       (2,124)       (3,293)

     Weighted average shares outstanding 103,650,098  114,635,033    15,379,628

     Net loss per common share              (0.04)        (0.02)        (0.03)

5.  GOODWILL AND OTHER ASSETS

Goodwill and other assets consist of the following:
                                                (in thousands of dollars)
                                                 1998               1997
    Goodwill                                  $ 9,966            $ 9,966
    Amortization of goodwill                   (2,173)            (1,674)
        Net goodwill                          $ 7,793            $ 8,292
    Deposits and other                             86                 93
        TOTAL                                 $ 7,879            $ 8,385

6.  LINE OF CREDIT AND NOTE PAYABLE

The Company has a revolving credit arrangement with its principal bank
("Line of Credit") whereby the Company can borrow up to $12,000,000 based on a borrowing base formula and subject to certain limitations in availability. This Line of Credit, which expires December 31, 1998, bears interest (at the Company's option) based upon (i) the Bank Prime Loan rate, (ii) the London Interbank Offered Rate ("LIBOR") index or (iii) the Bank Offered Rate. Borrowings under this Line of Credit are secured by the inventory and accounts receivable of the Company and its subsidiary and by the guarantees of Limagrain and LG Corp. The maximum and average amounts outstanding under this Line of Credit during the year ended June 30, 1998 were $10,900,000 and $6,177,000, respectively. The weighted average interest rate during Fiscal 1998 was 6.92%.

7.  BORROWINGS FROM AFFILIATES

Borrowings from affiliates at June 30, 1998 and 1997 were as follows:
                                                 (in thousands of dollars)

                                                     1998              1997
    Current:
    Limagrain Genetics Corp.
       Due on demand at an annual interest        $ 3,000           $    --
         rate of 6.5%
       Due on demand at an annual interest
         rate of 5%                                   600                --
       Total borrowings from affiliates-current   $ 3,600           $    --

    Long-term:
    Limagrain Genetics Corp.
       Due July 1, 2000 at an annual interest     $ 1,500           $    --
         rate of 6.5%
       Due July 1, 2000 at an annual interest
         rate of 5%                                 5,261             5,261
       Total borrowings from affiliates-long-term $ 6,761           $ 5,261

In addition to these notes at June 30, 1998 and 1997, the Company owes affiliates $244,000 and $115,000, respectively, for current items.

8.  CAPITAL STOCK

Authorized shares of stock include: 150,000,000 shares of common stock; 11,100,000 shares of Class A common; 11,100,000 shares of Class B common; and 2,000,000 shares of Class A Preferred.

As of June 30, 1998 and 1997, there were only two classes of stock issued and outstanding: common stock and Class A Preferred Stock.

On November 30, 1995, the Company retired a long-term note of $2,000,000 in exchange for $2,000,000 of the Company's Class A Preferred Stock.

On June 6, 1997, the Company repurchased and retired 11,324,051 shares of its common stock from a shareholder at $0.016 per share. This common stock represented approximately 9.8% of the total common stock. The price of $0.016 per share was substantially below the then-current market price and net book value per share.

On February 2, 1998, the Company repurchased and retired 1,000,000 shares of its common stock from a shareholder at $0.01 per share. This common stock represented approximately 1.0% of total common stock outstanding on that date. The price of $0.01 per share was substantially below the then-current market price and net book value per share.


The Class A Preferred Stock of the Company (all of which is owned by LG Corp.) pays a cumulative dividend of $.75 per share per year when declared by the Board of Directors. No such dividend has been declared by the Board of Directors. Pursuant to the terms and conditions of the Company's Class A Preferred Stock, should any dividend be declared or paid on the common stock of the Company, the holders of Class A Preferred Stock would be entitled to receive dividends at a rate per share equal to that of the common stock in addition to their preferred dividends. As of June 30, 1998 and 1997, the cumulative amount of undeclared dividends on the Class A Preferred Stock was $2,425,000 and $1,750,000, respectively.

9.  STOCK OPTION PLAN

The Company has reserved 1,500,000 shares of common stock for issuance under an incentive stock option plan. During Fiscal 1996, all outstanding options were either (i) repurchased by the Company or (ii) determined to have expired. The cancellation of these options resulted in a reduction of general and administrative expense of $150,000 during Fiscal 1996. As of June 30, 1998 and 1997, there were no options outstanding.

10.  RETIREMENT PLAN

The Company participates in a 401(k) savings retirement plan sponsored by LG Corp. The plan covers substantially all full-time employees of the Company with at least one year of service. Vesting occurs over a five-year period at 20% per year. Employees may contribute up to the lesser of 15% of their salary or an amount determined annually by Federal income tax regulations. Company contributions may consist of a basic amount for all covered employees, a matching contribution for a portion of employee contributions, and a potential additional discretionary contribution.

Company contributions under the plan were $168,207, $177,064, and $82,145, for Fiscal 1998, Fiscal 1997, and Fiscal 1996, respectively.

11.  INCOME TAXES

On June 30, 1998 and 1997, the Company had pre-acquisition net operating loss carryforwards of approximately $1,360,000 and $1,496,000, respectively, which expire at a rate of $136,000 per year through 2008. The Company had post-acquisition net operating loss carryforwards of approximately $14,886,000 and $13,332,000 on June 30, 1998 and 1997, respectively, which expire through 2018.

The components of income tax expense (benefits) are as follows:
                                           (in thousands of dollars)
                                     1998              1997             1996

  Federal                            $ --              $ --             $(28)
  State                                 1                 9               13
  Total                              $  1              $  9             $(15)

The actual income tax benefit differed from the expected income tax benefit (computed by applying the applicable U.S. Federal corporate income tax rate of 34% to loss before income taxes) as follows:
                                            (in thousands of dollars)
                                     1998              1997             1996

Computed "expected" tax benefit   $(1,018)            $(490)           $(933)
Amortization of goodwill              170               170              170
State income taxes, net of
   Federal benefit                     --                 6                9
Alternative minimum tax                --                --              (28)
Other                                (324)               24             (250)
Change in valuation allowance       1,173               299            1,017
   Total                           $    1             $   9           $  (15)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 1998 and 1997 are presented below.
                                                     (in thousands of dollars)

                                                       1998             1997
Deferred tax assets:
  Net operating loss carryforward
   (Pre-acquisition)                                 $   530        $    583
  Net operating loss carryforward
   (Post-acquisition)                                  5,804          5,199
  Allowance for doubtful accounts                         38             38
  Allowance for inventory valuation                      179            121
  Accrued compensation, sales allowances
   and other expenses                                    827            295
       Total gross deferred tax assets               $ 7,378        $ 6,236
       Valuation allowance                            (6,792)        (5,623)

  Total deferred tax assets                              586            613

Deferred tax liability:
  Difference between basis of fixed
   assets for book and tax purposes                   $ (586)       $ (613)

  Net deferred tax assets                             $   --        $   --

The change in the deferred tax valuation allowance was an increase of $1,173,000 in Fiscal 1998 compared to an increase of $299,000 in Fiscal 1997, and an increase of $1,017,000 in Fiscal 1996.

At June 30, 1998 and June 30, 1997, the amount of valuation allowance, which if realized would result in a reduction of goodwill, aggregated $530,000, and $583,000, respectively.

12.  COMMITMENTS

The Company leases various real and personal property under non-cancelable operating leases which expire through 2002. Rental expenses charged to operations were $638,407, $614,321, and $465,000 for the years ended
June 30, 1998, 1997 and 1996, respectively. Future annual minimum rentals are $573,915, $432,917, $181,506, $46,468, and $739, for Fiscal 1999
through 2003, respectively.

13.  RELATED PARTIES

The Company has access to the Limagrain germplasm. The cost to access this germplasm is paid to LG Corp. as royalties on corn and soybean units sold. Costs incurred for corn royalties were approximately $87,000, $71,000, and $94,000 for Fiscal 1998, 1997 and 1996, respectively. The Company accrued or paid $31,000, $44,000, and $50,000 to LG Corp. for royalties on soybean genetics for Fiscal 1998, 1997 and 1996, respectively.

The Company has agreements with affiliated companies that provide for certain administrative and management services. Combined costs incurred under these agreements were $400,000, $300,000, and $320,000 for Fiscal 1998, 1997 and 1996, respectively. Fees for these arrangements are negotiated annually by management and approved by the Board of Directors.

The Company sells seed to various affiliated companies in Europe primarily under production contracts. These contracts are negotiated annually and are based on market pricing and quantities determined by the affiliates' requirements. Export sales to affiliates amounted to $2,984,000 for Fiscal 1998, $2,977,000 for Fiscal 1997, and $1,489,000 for Fiscal 1996.

During Fiscal 1996, the Company repurchased 70,000 stock options from officers and directors for $3,400. The repurchase of the options, with exercise prices between $1.31 and $3.50 per share, resulted in a reduction of approximately $66,000 in long-term liabilities. The net result was a reduction of general and administrative expenses of $62,000.

14. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest aggregated approximately $1,074,000, $880,000 and $728,000 for Fiscal 1998, 1997, and 1996, respectively.

15.  LIQUIDITY

The Company has incurred net operating losses and negative cash flow from operations for Fiscal 1998, 1997, and 1996. The Company's current line of credit expires on December 31, 1998, at which time management expects to renew this credit facility.

Management believes that subsequent to the events described below in "Note 17. Subsequent Events", that Limagrain and LG Corp. will recapitalize the Company to make additional capital resources available and take steps to improve the operations and cash flow. At this time, specific plans and actions are not known.

16. OTHER INCOME AND EXPENSE

Included in other income and expense are $123,000, $95,000, and $68,000 in finance charge income on customer accounts for Fiscal 1998, 1997, and 1996, respectively. Also included in other income and expense for Fiscal 1996 is $94,000 of gain on the disposal of AgriBioTech, Inc. common stock received during Fiscal 1995 by the Company as part of the proceeds from the disposal of its Scott Seed Company operations.

17. SUBSEQUENT EVENTS

On September 21, 1998, the Company received a letter from LG Corp. notifying the Company of LG Corp.'s intention to cash out the minority stockholders of the Company via a short form merger effected pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"). The consideration to be paid to the minority stockholders of the Company in such merger is $0.05 per share.

Under the DGCL, because LG Corp. owns more than 90% of the Company, no action will be required of the board of directors of the Company or the stockholders of the Company (other than LG Corp. acting through its board of directors), for the merger to become effective. Also, as a "short form" merger, the board of directors of the Company had no right to a role, nor did they have a role, in negotiating the cash-out price, and the Company's directors have made no determination, nor are they required to make a determination, with respect to the fairness of the cash-out price.

The merger is expected to be consummated prior to December 31, 1998, or as soon as practicable thereafter. Under the DGCL, minority stockholders of the Company who do not wish to accept the consideration of $0.05 per share and who follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares of common stock appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such shares. Prior to the consummation of the merger, LG Corp. reserves the right to cancel the merger for any reason, including without limitation if (i) any
stockholder	of the Company seeks to enjoin the merger or (ii) in LG Corp.'s judgment, the anticipated cost of the merger would be materially increased by the number of stockholders of the Company seeking their appraisal remedy.